EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006

Earnings
Income (loss) before assessments	$145,074	$(186,751)	$(115,826)	$269,974	$266,587
Fixed charges	574,194	837,565	2,388,774	3,054,628	2,664,852

Income before assessments and fixed charges	719,268	650,814	2,272,948	3,324,602	2,931,439

Fixed Charges
Interest expense	572,930	836,262	2,387,497	3,053,401	2,663,585
1/3 of net rent expense (1)	1,264	1,303	1,277	1,227	1,267

Total fixed charges	$574,194	$837,565	$2,388,774	$3,054,628	$2,664,852

Ratio of earnings to fixed charges	1.25	0.78	0.95	1.09	1.10

(1) Represents an estimated interest factor.